Processa Pharmaceuticals, Inc.

7380 Coca Cola Drive, Suite 106

Hanover, Maryland 21076

July 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re:	Processa Pharmaceuticals, Inc.
Registration Statement on Form S-3 (Registration No. 333-257558)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Processa Pharmaceuticals, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 12:00 P.M., Eastern time, on July 9, 2021, or as soon as practicable thereafter. For purposes of Rules 460 and 461, there is no underwriter. The Registrant respectfully requests that you notify Mr. John Wolfel of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8778.

Very truly yours,

Processa Pharmaceuticals, Inc.

By:	/s/ James Stanker
James Stanker
Chief Financial Officer